Exhibit 21

Subsidiaries of the Registrant

The following is a list of the subsidiaries of Hometown Financial Group, Inc.

Name	Place of Incorporation
TruNorth Bank	Commonwealth of Massachusetts
ESB Securities Corporation*	Commonwealth of Massachusetts
Essex County Properties, LLC*	Commonwealth of Massachusetts
First Eastern Mortgage Corporation*	Commonwealth of Massachusetts
Hometown Securities I, Inc.*	Commonwealth of Massachusetts
Millbury Properties, LLC*	Commonwealth of Massachusetts
Mt. Tom Properties, LLC*	Commonwealth of Massachusetts
NACB Securities Corporation*	Commonwealth of Massachusetts
WCB Realty, LLC*	Commonwealth of Massachusetts
16 Harrison Avenue Corporation*	Commonwealth of Massachusetts

* Subsidiary of TruNorth Bank.